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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2006

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


OTHER EVENTS

1. Completion of the acquisition of debt and equity in LKN-Primefield Limited ("LKN") by CYI

As disclosed in the Form 6-K filed by CYI with the SEC on January 26, 2006, CYI entered into a conditional securities purchase agreement (the "S&P AGREEMENT") on January 26, 2006 with certain banks, financial institutions, corporations and individuals (collectively, the "SELLERS") pursuant to which CYI agreed to acquire from the Sellers S$129,428,256.07 in principal amount of secured bonds (the "BONDS"), 123,010,555 redeemable convertible preference shares of par value S$0.05 each (the "PREFERENCE SHARES") and 191,413,465 ordinary shares of par value S$0.05 each (the "ORDINARY SHARES") (together, the "SALE SECURITIES") issued by LKN, for an aggregate purchase consideration of S$131,615,428.945 (approximately US$81,244,091.91, based on an exchange rate of US$1.00 to S$1.62).

On February 3, 2006, the acquisition of the Sale Securities (except for S$555,698.87 in principal amount of the Bonds owned by a certain Seller) under the S&P Agreement was completed, whereupon Grace Star Services Ltd (a wholly-owned subsidiary of CYI) acquired the Ordinary Shares and the Preference Shares and Venture Lewis Limited (a wholly-owned subsidiary of CYI) acquired S$128,872,557.20 of the Bonds. CYI, through Grace Star Services Ltd, indirectly owns the 191,413,465 Ordinary Shares acquired pursuant to the S&P Agreement, representing approximately 29.13% of LKN's total issued and outstanding share capital as at February 3, 2006.

Completion of the acquisition of the S$555,698.87 in principal amount of the Bonds is anticipated to take place on February 7, 2006.

Based on the audited consolidated financial statements of LKN for the financial year ended December 31, 2004, and the provisional values initially assigned for the identifiable assets, liabilities and contingent liabilities of the LKN group, the acquisition of the Sale Securities is not expected to have any material impact on the earnings per share and the net tangible assets of CYI and its subsidiaries (the "CYI GROUP") assuming that the acquisition is completed on January 1, 2004 and December 31, 2004 for the purposes of evaluating the financial impact on the earnings per share and net tangible assets of the CYI Group respectively. The provisional values adopted may be subject to significant changes upon the CYI Group's completion of its assessment of the fair values of the identifiable assets, liabilities and contingent liabilities of the LKN group.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: February 3, 2006


                                     CHINA YUCHAI INTERNATIONAL LIMITED


                                     By:    /s/  Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director